UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 24, 2021

JAWS SPITFIRE ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39757	98-1556965
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1601 Washington Avenue, Suite 800 Miami Beach, FL	33139
(Address of principal executive offices)	(Zip Code)

(305) 695-5500

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	SPFR.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	SPFR	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SPFR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On March 24, 2021, JAWS Spitfire Acquisition Corporation, a Cayman Islands exempted company (“JAWS”), and Velo3D, Inc., a Delaware corporation (“Velo3D”), participated in a television interview to discuss the proposed business combination (the “Business Combination”) between JAWS and Velo3D. The transcript of the interview is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing Exhibit 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, JAWS intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. JAWS will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that JAWS will send to its shareholders in connection with the Business Combination. Investors and security holders of JAWS are advised to read, when available, the proxy statement/prospectus in connection with JAWS’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of JAWS as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 1601 Washington Avenue, Suite 800, Miami Beach, FL 33139.

Participants in the Solicitation

JAWS, Velo3D and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of JAWS’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of JAWS’s directors and officers in JAWS’s filings with the SEC, including the Registration Statement to be filed with the SEC by JAWS, which will include the proxy statement of JAWS for the Business Combination, and such information and names of Velo3D’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by JAWS, which will include the proxy statement of JAWS for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between JAWS and Velo3D, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts.

2

These statements are based on the current expectations of JAWS’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JAWS and Velo3D. These statements are subject to a number of risks and uncertainties regarding JAWS’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of JAWS or Velo3D for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of JAWS and Velo3D; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by JAWS’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; and those factors discussed in JAWS’s final prospectus relating to its initial public offering, dated December 2, 2020, and other filings with the SEC. There may be additional risks that JAWS presently does not know or that JAWS currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide JAWS’s expectations, plans or forecasts of future events and views as of the date of this communication. JAWS anticipates that subsequent events and developments will cause JAWS’s assessments to change. However, while JAWS may elect to update these forward-looking statements at some point in the future, JAWS specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing JAWS’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Transcript of Interview, dated March 24, 2021

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 25, 2021	JAWS SPITFIRE ACQUISITION CORPORATION

	By:	/s/ Matthew Walters
	Name:	Matthew Walters
	Title:	Chief Executive Officer

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Exhibit 99.1

Filed by JAWS Spitfire Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended Subject
Company: JAWS Spitfire Acquisition Corporation
Commission File No.: 001-39757

JAWS Spitfire Acquisition Corporation (Television Interview)

March 24, 2021

Corporate Speaker

•	Barry Sternlicht; JAWS Spitfire Acquisition Corporation; Co-Founder and Chairman

Television Interview

Becky Quick

The SPAC frenzy of 2021 is still going strong – investor and real estate mogul Barry Sternlicht announcing this week that one of his SPACs is set to merge with 3D printing company Velo3D. Joining us right now with much more on the SPAC market and the US economic recovery is Barry Sternlicht.

Of course you know he is Starwood Capital Chairman and CEO and Barry it is always great to see you. We talk these days about how everybody has SPAC, but you've got six SPACs – six, count them, six. So, we can call you the king of SPACs at this point.

Barry Sternlicht

No, not the king, but I have three that have been completed and three that are filed, so not quite six done.

Becky Quick

Okay, six that you've started and that we have going forward – this latest one, let's just talk about what you're doing with this. Velo3D – what is it? Why this acquisition? And what do you think about the company's prospects?

Barry Sternlicht

Thanks Becky. So, it's a really exciting company but I'm going to back up. You know, when we approached the SPAC market for me that was diversification and I’m running these out of my Family Office with a dedicated team, it's not involving Starwood Capital Group really, but the focus here has been finding businesses in big markets, total large addressable markets that we're going to grow despite any economic climate and despite political headwinds and currency situations or trade wars, so the first deal we did with JAWS is with a company called Cano Healthcare it does Medicare Advantage, it serves the poor and the underserved. It's a great company, it's going to grow in any economic climate. The second investment we made in Velo3D is a business called… its additive manufacturing, it’s 3D printing, and this business is going to be gigantic, because the product will be made, cheaper, better stronger with 3D printing than with conventional manufacturing, so we have a giant market over almost $200 billion for Velo3D and there's a part of that market, almost $20 billion that they're the only company they can serve.

So the second thing you need in a good company, in a SPAC, is some moats in Cano’s case, they serve the Hispanic community and communities that there's no health care. In Velo3D’s case they have 48 patents, and they are the guys who supply engines or the machines that make engines for SpaceX, so our lead investor in the PIPE was Ron Baron because he knows all things that Elon [Musk], you know how particular and how meticulous he is about suppliers, Elon wanted to buy Velo3D, you know, they didn't want to sell so we had an opportunity to take them public. The company also then, what's the third thing? Will be the management team, and in Cano’s case we have Marlow Hernandez, a Cuban immigrant who is passionate about his business and totally dedicated to winning. In Velo3D, you have Benny Buller, and Benny is a killer. He won the award in Israel at the age of 29, the top security guy, and he is passionate about his business, and he's built a great team. And every due diligence call we made we talked about that this was the Tiffany’s of 3D printing. You've seen two other 3D printing companies come public through SPACs, Desktop Metal and Markforged. This is a company that is profitable today at the gross margin level because they do high value added parts. So, we're very excited about their future, in some ways they could even get acquired, because they are probably the leader in their field, and an area that only they can serve. So, we're super excited that was the Spitfire SPAC, the second SPAC that announced that deal yesterday and thanks for allowing me to talk about.

Becky Quick

Barry let me ask you this, the rub on SPACs. The reason people have taken a skeptical view of some of these vehicles is because the people who are involved when it's a SPAC, before it goes public, before it merges at times can get out of it afterwards. They make their money upfront and then it doesn't matter what happens to the company and all of these rosy projections that have been made, they're not going to be around to live or die by them. So let me ask you, do you plan on staying invested in these public companies? For how long?

Barry Sternlicht

Yeah, I don't want to sell, so personally, yes, I'm committed to these companies. I think they’re great companies. We are fiduciaries by nature, I've done that for 30 years in Starwood Capital Group so you know our reputation is really important to me, and screening these deals. I wouldn't say that's true of all SPAC sponsors though, you're exactly right. I mean this is a free option for people and you can't compete against stupidity.

We lost several companies in the weeks before. One in particular where we wanted to do, you know, 60 days due diligence and the competitor said they do three days due diligence. I can't compete against that. I'm not going to do that. So, three days due diligence means you have to check the letterhead and find out if the company exists. I mean, it's a little out of control, no, it's a lot out of control, don't expect Wall Street to regulate the launch of SPACs, they’re making too much money. If you can walk, you can do a SPAC.

And I think about the sponsors today in the business some of the people that were either failed money managers, retired executives, they have no experience doing transactions and we've done over 150 investments in my family office. And so, we see, we know these people, but some people I mean, I'm amazed everyone is doing a SPAC because if Wall Street can sell it, they’ll sell it. Now, the market has changed, the discipline is now coming from the buy side. And so, you've seen these, all these SPACs recently, I guess there were 10 yesterday, that all trade below par, that's not the discipline because the deals got done, the discipline is coming from the Fidelitys and the Wellingtons and the TRowes and the BlackRocks who said ‘hey, you're paying too much, I don't like that deal.’ I think we were one of the few PIPEs that got done last week, in Velo3D, I think there were 11 deals in two banks that were restructured, or went back to the drawing boards.

So, the buyers, the guys doing the PIPEs are saying ‘hey, you're paying too much, or I don't like that deal, or recut the deal.’ So the discipline is coming from the buy side, and if there are PIPEs that need to be done, Fidelity and a few others have said ‘hey, we need three weeks to review these,’ and that is new. When we did the PIPE a $800 million pipe for Cano Healthcare and JAWS, it wasn't that way. And for a while because of the frenzy in the market, you know, everyone was trying to load into the PIPE without even looking at the company.

So the theory was that the PIPE investors were more sophisticated earlier in the cycle. You know, some of them lost their discipline and they were committing to investments without having the time to do the due diligence you would expect sophisticated investors to do. So, the market is definitely, you know, maturing. It's a little bit crazy, but you know the in some ways you think about the sponsor would you give that guy, money or that gal money to do a fund? In many cases the answer is no. You would never back that person. And now they've got the money, and you know just because they have the money, they're gonna try to do deals and how do you do deals? You either overpay or you do something bananas to justify you're winning the deal. We're not doing that. I think people who come with us in case of Marlow who was a young CEO. I've taken six companies, public. So, he wants to be, mentored and trained with Benny, the same thing.

I've been running public companies for three decades. So, I think people look at us as an institutional sponsor, and that's our competitive edge and in that market. I think it's super interesting, I think it's very valid but the public in many cases it’s just plain venture capital and it's like any venture capital portfolio, three will work and seven will die and hopefully if you do them all, you'll make some money but if you're careful, this is a legitimate business, this is legitimate way for companies to go public and, I think that it’s incredibly profitable for Wall Street, which is why every bank in the country is doing SPACs and you see everything's getting done, it's crazy.

Becky Quick

You say that you're gonna be in these SPACs, do you have a time commitment for that or is there some other measurement that determines how long?

Barry Sternlicht

I'm hoping I never have to sell. For me, it's not about a quick profit, it's will my management teams, will they execute? And if they execute I'm happy to [stay invested.] You know I think Cano Healthcare could be one largest healthcare companies in the country. Certainly we have a 38 year old, 37 year old CEO who's not going anywhere, and his team is fantastic and Benny Buller, you know he's going to expand. No money's coming out of the system, all the money's going to Benny, and his company, not Benny. Sorry. His company. Even the VCs aren't selling a penny.

So what they're going to do is take this $500 million cash, and invest in sales and growth and distribution and a second line of products that's bigger that can print larger products. So I think it's really an exciting opportunity for the company and as long as they’re executing, I'm in, just like you would be in if you own the stock of any company so you know I'm not looking for a quick profit, I've done okay financially. So I'm backing great entrepreneurs and trying to find the best companies.

Yeah, there's a lot of interesting companies out there, I've actually been surprised, the big issue here is that PE and VC, were doing late stage PE and VC in SPACS of the companies are trading either to a SPAC or in one case of something we've been looking at, you know there's a PE bid and a SPAC bid. And I think what the seller will do is I can sell to the PE firm, and cash out, or I can stay in the company and I'll do a SPAC and I'll get out over time because I love the company. So it's an alternative way for PE firms to go public and stay in the deal.

Michael Santoli

Yeah, I mean, you know, you kind of set out a lot of the different varieties of SPACs, right. So companies that would otherwise go IPO, companies that might sell to PE, but also, as you say, venture stage. So there’s this huge span of types of investing that is being displaced by SPACs. And just to put some numbers on it, $90 billion raised not yet one quarter into this year, more than all of last year. What, Barry, do you think, are the market wide implications of all that money with a ticking clock behind them where they have to do a deal a smart one or a not so smart one, can it just remain? You know, kind of “oh, pick the good ones and set aside the bad ones?” Or is it going to be market wide risk of something at some point?

Barry Sternlicht

You know, it's interesting. And we were joking about buying very profitable companies that are growing at reasonable rates, that the market has no interest in them. You know, most of these companies have been theoretical companies. They have, they make no money today, and hopefully in five years, they're making eight billion dollars. The market early on, it's the GameStop phenomenon, right? It's, it's Lucid, or Churchill IV for trading to $60 a share before anybody knew if they actually were doing that deal, and what the price they were paying for it was. I mean, the market is incredibly speculative. Whether it's Reddit, or Wall Street Bets, whatever it is, I mean, the market is and that made its way to the SPAC’s, and the SPAC’s, you know, were hot, now there's so many deals that the public doesn't even know what to do in retail. The retail everyone's spending. But I think your stat was half of the people from 18 to 30, would spend their stimulus check in the market. And you're seeing that companies going public with a name.

They go up before anyone even knows what they do. I think OpenDoor was an example of that the stock went up like $6, before anybody even knew what OpenDoor was, but it had a name. And, you know, nobody knows what the margins were, the competitive positioning, the fact that Zillow is out there and gonna crush them. I mean, it was it was crazy. It's crazy. It's settling down. But there'll be incredibly dumb deals done, unbelievably stupid investments will come your way. And we'll see, you know, what will shut the door is when the SPACs redeem, when the cash and trust redeems and they get their $10 back. And people feel it's not just a free lunch, right now it's been a free lunch. They'll be disciplined. The markets always correct. And there'll be great sponsors, John Malone, there are great people out there doing Harry Sloan. I mean, there's been some really good investors in the marketplace. And they're being I think, disciplined. We've, you know, we compete against some of these guys. And then there's crazy people, but it's just like, you know, we've returned 20%, compounded for 30 years at Starwood Capital Group in real estate. And, you know, we know how to structure deals, we know how to evaluate deals, there's a lot of rookies out there and just be aware.

I hope the public, you know, isn't being led to slaughter because some of the people are doing, frankly, on your show the equivalent of bucket shop operators, they get up and espouse stuff that we actually know is not true. And it's crazy, and there's no regulator on it. But ultimately, I mean, you'll see there's one of the companies, several the companies have already been investigated by the SEC because of false statements. It'll correct at the end of the day, you can't stop it. It's capitalism doing its thing, wretched excess in both directions.

Michael Santoli:

When ClosedDoor, when that SPAC comes, is that the end?

Barry Sternlicht:

I mean, we were joking. Like we're gonna form a company called “cupcake” and it's gonna have a huge value.

Michael Santoli:

Okay can you book anything in Florida at any of your hotels right now?

Barry Sternlicht:

No, no, you know, let's talk about that. I mean, the recovery is well underway. The stimulus package was ridiculous. It was conceived at a time when you know, the slope of the recovery was not obvious. And now the nation will be everyone will have a vaccination May 1st, you know, and we see all of this pent up demand coming back and I’m, it's going to be a frenzy this summer.

I just got back from Aspen and talking to friends in Vegas. Here in Miami, you know, the restaurant use is above where it was in 2019, it’s 8% higher in March of this year than it was in 2019. Our hotel, the One South Beach, is ahead of in February this year ahead of 2019. So, you know, actually, Florida has been an interesting study, because obviously the governor has kept the state open. And, you know, death rates last month, last week was one the week before was zero. So I don't know what exactly is going on. But you know, two and a half, 25% of the state has already had COVID. It's kind of like I guess we have herd immunity down here. But you know, it's interesting what you can see the apartment market for example, there's five million people living with their parents.

They're all going back to the apartments as soon as their jobs are back and people will go back to the office. You know, you're seeing, people say they want to be, they want to meet with their people in person. You know, we just signed, well one of our companies signed a $350,000, 15 year lease in Germany, in Berlin. And people are surprised, especially around the world. I mean, the US is probably the least returning to office, if you will, country in the world, which is interesting, because we now are ahead of the world in vaccines. But in Europe and in Tokyo, we have clients and an office in Korea, in the Middle East, in China, they are back in the office, they're 100% back in the office. So I'm much more pleased, and you're seeing new studies come out. There was one yesterday that said that CEOs are saying, you know, 70% of them said we'll come back now and it was I think the numbers 30% before it's just not it's kind of like I look at like the movie theater. You know, movie theater was could have been gotten completely divided with you can watch a movie on your iPad. But the truth is, it's a social event and people will go back to the theaters and they're gonna go back to the office and just haven't picked the right office markets because some of them are overbuilt. New York has a serious problem for a while in office.

Becky Quick

Barry, I always love talking to you. It's a flood of information, I wish we had more time because I still have questions. But thank you very much. It's great to see and we'll talk to you soon.